Exhibit 1

Delivering on our commitment to become the premier specialty chemicals company

Annual Report
Fiscal 2018

Our Story
Ashland Global Holdings Inc. (NYSE: ASH) is a premier, global specialty chemicals company serving customers in a wide range of consumer and industrial markets, including adhesives, architectural coatings, automotive, construction, energy, food and beverage, nutraceuticals, personal care and pharmaceutical. At Ashland, we are approximately 6,000 passionate, tenacious solvers – from renowned scientists and research chemists to talented engineers and plant operators – who thrive on developing practical, innovative and elegant solutions to complex problems for customers in more than 100 countries. Our people are distinguished by their ability to create and apply specialized chemistry in ways that enable customers to amplify the efficacy, refine the usability, add to the allure, ensure the integrity, and improve the profitability of their products and applications. Visit ashland.com to learn more.
Contents Letter to Shareholders 3 Ashland at a Glance 6 The Ashland 5 Effects™ 8 Directors and Officers inside back cover Corporate Governance inside back cover Shareholder Information back cover
Financial Highlights*
Financial Highlights*
(Dollars in millions except per shore data)                                                                                                  2018            2017            2016
Sales            $3,743                          $3,260                          $3,019
Operating income (loss)                                                      $227            $146            ($50)
EBITDA                          $543            $551            $416
Adjusted EBITDA                                        $683            $570            $598
Income (loss) from continuing operations                                                                                                  $105            ($105)            ($283)
Net income (loss)                                        $114            $28            ($28)
Net income (loss) attributable to Ashland                                                                                                  $114            $1            ($29)
Diluted EPS
Income (loss) from continuing operations                                                                                                  $ l.66            $ (l.69)                          ($4.51)
Income from discontinued operations attributable to Ashland                                                                                                                                              0.13            l.70            4.04
Net income (loss) attributable to Ashland                                                                                                  $ l.79            $0.01            ($0.47)
Cash flows provided by operating activities from                                                                                                                $344            $273            $385
continuing operations
Additions to PP&E                                        $185            $199            $231
Number of employees                                                      6,000            6,500            6,000
Number of common stockholders of record                                                                                                  11,100                          11,500                          12,600
This Annual Report contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933. as amended. and Section 21 E of the Securities Exchange Act of 1934, as amended. These forward-looking statements are not historical facts and generally are identified by words such as “anticipates,” “believes,” “estimates,” “expects,” “is likely,” “predicts,” “projects,” “forecasts,” “may,” “will,” “should,” and “intends” and the negative of these words or other comparable terminology. Although Ashland believes that its expectations are based on reasonable assumptions. such expectations are subject to risks and uncertainties that are difficult to predict and may be beyond Ashland’s control. Please see “Item IA. Risk Factors” and “Use of estimates. risks and uncertainties” in Note A of Notes to Consolidated Financial Statements in this Annual Report. Unless legally required. Ashland undertakes no obligation to update any forward-looking statements made in this Annual Report. whether as a result of new information. future events or otherwise.
ashland.com                          2
On Cover: Usama, Ashland Solver

William A. Wulfsohn Chairman and Chief Executive Officer
Ashland has a clear strategy to drive strong earnings growth, and our performance in fiscal 2018 shows that we are making good progress toward the financial commitments we outlined to investors 18 months ago.
A Note from Our CEO
To Our Shareholders:
Eighteen months ago, having just completed the Valvoline separation, we presented our Investor Day thesis, which included three performance targets that would be driven by seven core operating levers.
We have now completed our first full fiscal year since establishing those long-term targets and I am pleased to share clear evidence that our value creation plan is working. In fiscal 2018, sales grew 15 percent, to $3.7 billion. Operating income was $227 million, compared to $146 million a year ago. Net income attributable to Ashland was $114 million, or $1.79 per diluted share, compared to $1 million, or $0.01 per diluted share last year. Income from continuing operations was $105 million, or $1.66 per share, versus a loss from continuing operations of $105 million, or $1.69 per share, in fiscal 2017. Adjusted EBITDA rose 20 percent, to $683 million, compared to a year ago.
We also made great progress against the three specific performance targets for fiscal 2018-2021 that we established at our Investor Day:
Our first target is to grow adjusted diluted earnings per share (EPS) by at least 15 percent in each year of the plan period, which runs from fiscal 2018 to fiscal 2021. In fiscal 2018, we grew adjusted diluted EPS by 47 percent, to $3.58 per share.
Our second performance target is to improve Specialty Ingredients’ adjusted EBITDA margin to 25-27 percent. In the fourth quarter of fiscal 2018, we achieved an operating income margin of 14.5 percent and adjusted EBITDA margin of 25.2 percent. This was our highest adjusted EBITDA margin in six years.
Our third target is to generate more than $1 billion of free cash flow over the four-year period. In fiscal 2018, cash flows provided by operating activities were $344 million and we delivered free cash flow of $159 million, which included $39 million of restructuring payments. This puts us well in line with our target.

Our growth is being driven by specific actions to improve Ashland’s premium mix and make us more competitive.
This growth is being driven by specific actions to sustain and grow Ashland’s premium mix, such as through new market strategies and successful product introductions. It also includes specific initiatives to improve our competitiveness, such as through better asset utilization, price-to-value focus and cost management. All of this is against a backdrop of disciplined capital investment.
Within Specialty Ingredients, sales increased 11 percent year over year, or 4 percent excluding the impact of currency, divestitures and acquisitions. This growth was broad based. Personal Care sales rose 4 percent, driven by a very strong year for our innovative biofunctionals skin- and hair-care technologies. Pharma sales were up 11 percent due to incremental sales from our new Klucel™ capacity and our successful debottlenecking activities. Adhesives sales rose 5 percent for the year, largely driven by healthy pricing and strong product mix improvements. Coatings sales rose 5 percent as we sustained strong relationships with key customers, continued to drive innovation with the successful launch of Aquaflow™ XLS, and expanded our manufacturing capacity in Nanjing, China, by roughly 30 percent. Construction, Energy and Performance Specialties sales were up 9 percent for the full year, driven by improving market conditions. And finally, Nutrition and Other climbed 8 percent due to focused asset utilization programs.
For the full year, Specialty Ingredients’ operating income was $314 million. Operating income margin grew 220 basis points, to 12.7 percent. Adjusted EBITDA margin grew 100 basis points to 23.2 percent, despite approximately $40 million of raw material inflation. This growth was generated through aggressive pricing actions, multiple product launches to improve product mix and profitability, targeted volume initiatives to drive positive absorption, and good cost discipline. We also had great success integrating Pharmachem and upgrading their mix, allowing us to improve margins and free up capacity to grow sales from a more profitable base.
Taken together, all these actions delivered $574 million in adjusted EBITDA for Specialty Ingredients. This is a 16 percent increase over prior year.
Also noteworthy in fiscal 2018, Composites and Intermediates and Solvents (I&S) reported strong results. Within Composites, sales grew 21 percent. Operating income rose $6 million, to $73 million, and adjusted EBITDA came in at $95 million, up 7 percent. Within I&S, sales climbed 25 percent and operating income was $31 million, compared to a loss of $12 million last year. Adjusted EBITDA finished at $61 million, up 135 percent from the prior year. In addition, we kicked off a plan to sell our Composites and Marl I&S businesses to complete our path to becoming a pure specialty chemicals company. We recently announced a definitive agreement to sell these assets to INEOS Enterprises in a transaction valued at approximately $1.1 billion. The transaction is expected to close prior to the end of the June 2019 quarter, contingent on customary approvals. We expect net proceeds from the sale primarily will be used for debt reduction.
We also took proactive action to offset stranded costs related to a Composites/Marl sale and to accelerate EBITDA margin improvement in Specialty Ingredients by announcing a $120 million cost take-out program. This program – which is also intended to make us a nimbler, more customer- and growth-oriented organization – is
4

fully on track. We met our first major milestone by capturing the targeted $20 million in annualized run-rate savings by the end of the September quarter.
We have completed our organizational redesign and are on track with all cost savings targets. We remain on track to be at a $50 million annualized run rate by the end of December 2018 and on schedule to deliver the $120 million run rate savings by the end of calendar 2019.
In all, Ashland delivered strong results in fiscal 2018, as we offset significant raw material inflation through pricing actions, mix optimization and a successful focus on asset utilization and absorption. All three operating segments met or exceeded the outlook ranges we presented at the beginning of the year.
The results of these efforts can be seen in Ashland’s stock performance versus the Standard and Poor’s 400 over the past one, three and five years.
One final note on fiscal 2018: Safe and responsible operations are the foundation of all that we do. It’s a core value and a key tenet of what we call the Ashland Way. That’s why it was so gratifying to learn that Ashland was recognized as the American Chemistry Council’s Responsible Care Company of the Year in 2018. In addition, we were named one of America’s Safest Companies for 2018 by EHS Today, the magazine for EHS leaders. While we will never be satisfied until we achieve our vision of zero incidents, we are proud of the important work being done by our global teams to promote a zero incident culture at Ashland, and we appreciate this recognition.
The Year Ahead
Looking to fiscal 2019, we expect Specialty Ingredients to deliver 2-3 percent organic sales growth. We are very confident we can continue to leverage the playbook from fiscal 2018 to deliver solid execution driving mix improvements, a focused pipeline of new value-creating products, asset utilization and aggressive pricing actions. We expect continued growth in Pharma, our highest-margin business, as well as our industrial businesses. In Personal Care, we anticipate continued growth in our skin and hair care end markets. However, we expect reduced demand in the oral care end market.
In addition, we intend to complete the sale of the Composites business and Marl BDO facility while implementing programs to eliminate roughly $70 million of stranded costs.
In conclusion, the Ashland team delivered in fiscal 2018 and we intend to deliver again in fiscal 2019. We have a clear strategy to drive strong earnings growth, and our performance in fiscal 2018 shows that we are making good progress toward the financial commitments we outlined to investors 18 months ago. We are taking aggressive action to accelerate results and the team is executing at a high level. As a result, we are creating significant comparative value for our shareholders.
I would like to thank Ashland’s board of directors for their continued support and direction. Their insights and perspective have been essential to Ashland’s successful transformation into a high-performing specialty chemicals company. I also want to recognize Ashland employees around the world who have done so much over the past year to live up to our brand promise of “always solving.”
Sincerely,
William A. Wulfsohn
Chairman and Chief Executive Officer
November 19, 2018

Ashland at a Glance*
Specialty Ingredients
A global leader of cellulose ethers, vinyl pyrrolidones and biofunctionals
Sales: $2.5 Billion
Operating Income: $314 Million
Adjusted EBITDA: $574 Million
Specialty Ingredients is a global leader in cellulose ethers, vinyl pyrrolidones and biofunctionals. It offers industry-leading products, technologies and resources for solving formulation and product-performance challenges. Specialty Ingredients uses natural, synthetic and semisynthetic polymers derived from cellulose ethers, vinyl pyrrolidones, acrylic polymers, polyester and polyurethane-based adhesives, and plant and seed extract. Specialty Ingredients’ end markets offer comprehensive and innovative solutions for today’s demanding consumer and industrial applications. Key customers include: pharmaceutical companies; makers of personal care products, food and beverages; makers of nutraceuticals and supplements; manufacturers of paint, coatings and construction materials; packaging and converting; and oilfield service companies.
Sales by Market  Consumer 58%  Personal Care 24%  Pharmaceutical 16%  Pharmachem 10%  Nutrition and  Other 8%  Industrial 42%  Adhesives 14%  Coatings 14%  Other 7%  Construction 5%  Energy 2%  Sales by Product  Cellulosics 34%  PVP 17%  Adhesives 14%  Other 13%  Pharmachem 10%  Actives 6%  Vinyl Ethers 6%  Sales by Geography  North America 40%  Europe 33%  Asia Pacific 18%  Latin America/  Other 9%  Composites
A global leader in unsaturated polyester resins, vinyl ester resins and gelcoats
Sales: $942 Million
Operating Income: $73 Million Adjusted EBITDA: $95 Million
Composites is a global leader in unsaturated polyester resins, vinyl ester resins and gelcoats. The Composites business manufactures and sells a broad range of general-purpose and high-performance grades of unsaturated polyester and vinyl ester resins, gelcoats and low-profile additives for the reinforced plastics industry. The products in the Composites business provide an array of functional properties including corrosion resistance, fire retardance, ultraviolet resistance, water and chemical resistance, high mechanical strength, impact and scratch resistance and high strength-to-weight ratios. Key end markets include transportation, construction, marine and infrastructure. In addition, the business manufactures and sells molten maleic anhydride for the manufacture of a variety of products such as unsaturated polyester resins, copolymers, lubricating oil additives, alkenyl succinic anhydrides, malic acid, fumaric acid and numerous derivative chemicals. Key markets include composites, personal care, dispersants and combustion engine oil.
Sales by Market  Construction 66%  Industrial 41%  Residential 17%  Infrastructure 8%  Marine 22%  Transportation 12%  Sales by Product  UPR/VER 85%  Gelcoats and other 15%  Sales by Geography  North America 45%  Europe 34%  Asia Pacific 14%  Latin America/  Other 7%  6

Intermediates and Solvents
A global leader in butanediol and related derivatives
Sales: $331 Million
Operating Income: $31 Million
Adjusted EBITDA: $61 Million
Intermediates and Solvents (I&S) is a leading producer of 1,4 butanediol (BDO) and related derivatives, including tetrahydrofuran and n-methylpyrrolidone. These products are used as chemical intermediates in the production of engineering polymers and polyurethanes, and as specialty process solvents in a wide array of applications including electronics, pharmaceuticals, water filtration membranes and more.
Sales by Application
Plastics/
Polymers 37%
General
Industrial 26%
Electronics 17%
Pharma 15%
Agriculture 5%
Sales by Product
Derivatives 55%
Butanediol 45%
Sales by Geography
Europe 61%
North America 21%
Asia Pacific 15%
Latin America/
Other 3%
who’s got a bounty
of sustainability solutions? we do.

Being Recognized in 2018
In 2018 Ashland was named
Responsible Care® Company of the Year by the American Chemistry Council
To be eligible for the Company of the Year award, ACC members must demonstrate they have met and surpassed Responsible Care performance criteria, including: achieving a safety performance rating in the top 10 percent of companies in their size category, with no significant process events in the previous year; positive performance measures in the areas of transportation safety, process safety and emissions reduction; and demonstrated improvements in EHS&S performance, product stewardship, distribution safety and emergency preparedness.
Ashland has made Responsible Care a key component of its commitment to sustainability. Ashland set three sustainability goals to achieve by 2020 and has already met two of them – reducing greenhouse gas emissions by 10 percent, as well as its goal to reduce hazardous waste generation by 10 percent. Ashland also invests in future leaders through involvement in STEM programs, providing educational opportunities to hundreds of students in their communities.
Initiative of the Year
Ashland’s values are at the core of who we are and how we act, so our solvers were thrilled to have our “Find It, Fix It” program named Responsible Care® Initiative of the Year by the American Chemistry Council. The innovative, interactive employee engagement campaign encouraged employees to take “selfies” to demonstrate how they reduced risks in their lives, both on the job and at home. The emphasis was on each employee’s commitment to living and working safely and to further driving safety. The award was selected by attendees at the Responsible Care® Conference and Expo.
EHS Today names Ashland among America’s Safest Companies in 2018
In November, Ashland was named one of America’s Safest Companies by EHS Today, the magazine for EHS leaders. Ashland aims to be a benchmark in safety, and to that end the company openly shares its successes and challenges with peer companies and organizations. Safety is a key to Ashland’s success and sharing details with other companies makes all of us all better.
Remarkable Brand Transformation REBRAND®
REBRAND® is the pioneer awards program for branding and the leading global resource for case studies on effective brand transformations, repositioning, revitalizing and redesign of existing brand assets to meet business goals. Ashland was recognized as a 2018 Winner of Distinction among prestigious and impactful global branders such as COTY, Cadillac, Siemens and more.
Ashland’s new brand identity projects our global organization’s passion and tenacity for developing practical, innovative and elegant solutions to complex problems in applied chemistry always pushing the boundaries of what’s possible, and advancing the competitiveness of our customers across diverse industries. Ashland’s brand strategy is based on a deep study of our remarkable “solver” culture, quantitative research that identified key customer needs and perceptions, and Ashland’s clear strategic focus on operating, and being recognized, as a premier force in the global specialty chemicals industry. Our creative approach challenges the staid industrial look of the category and reflects the distinctive approach we take when working with our customers.
From our kinetic new symbol to vibrant color, from the restrained typography to unconventional and imaginative patterns, from the luscious photography to the tone and wit of the headlines—every element, every word, color, shape, and image is designed to communicate our Ashland promise to our customers of always solving™ and to elevate the experience of our customers, employees, and investors.
Our ambitious re-branding, signaled the realization of a clear corporate vision, organizational transformation, and separation from Valvoline. It inspired us to think, speak and act as one organization, significantly improving our competitiveness, and has proven a powerful tool in increasing the value of our offer and enterprise.

Board of Directors Brendan M. Cummins (1,3a) Former Chief Executive Officer, Ciba Specialty Chemicals William G. Dempsey (1, 2, 3) Former Executive Vice President, Global Pharmaceuticals, Abbott Laboratories Jay V. Ihlenfeld (2, 4) Former Sr. Vice President, 3M Company Susan L. Main (1a, 3) Sr. Vice President and Chief Financial Officer, Teledyne Technologies Incorporated Jerome A. Peribere (2, 4) Retired President and Chief Executive Officer, Sealed Air Corporation Barry W. Perry (3, 4a, c) Former Chairman and Chief Executive Officer, Engelhard Corp. Mark C. Rohr (1, 2) Chairman and Chief Executive Officer, Celanese Corp. Janice J. Teal, Ph.D. (2a, 4) Former Group Vice President and Chief Scientific Officer, Avon Products Inc. Michael J. Ward (3, 4) Retired Chairman and Chief Executive Officer, CSX Corp. Kathleen Wilson-Thompson (2, 4) Executive Vice President and Global Chief Human Resources Officer, Walgreens Boots Alliance Inc. William A. Wulfsohn b Chairman and Chief Executive Officer, Ashland Committees (l) Audit (2) Environmental, Health, Safety and Quality (3) Governance and Nominating (4) Compensation a Committee choir b Officer/Director c Lead Independent Director Executive Officers William A. Wulfsohn Chairman and Chief Executive Officer Peter J. Ganz Sr. Vice President, General Counsel and Secretary Anne T. Schumann Sr. Vice President, Chief Human Resources and Information Technology Officer J. Kevin Willis Sr. Vice President and Chief Financial Officer Vito J. Consiglio Sr. Vice President, Commercial Businesses Osama M. Musa Sr. Vice President and Chief Technology Officer Keith C. Silverman, PhD Sr. Vice President, Global Operations, Quality, and Environmental, Health and Safety J. William Heitman Vice President and Controller Corporate Officers Eric N. Boni Vice President and Treasurer John P. Goswell Vice President, Internal Audit Scott A. Gregg Vice President, Tax John W. Joy Vice President, Corporate Development Michael S. Roe Chief Compliance Officer, Deputy General Counsel and Assistant Secretary Corporate Governance
Ashland is governed by an 11-member board of directors, 10 of whom are independent directors under New York Stock Exchange (NYSE) guidelines. The board conducted nine meetings in fiscal 2018. During fiscal 2018, the board operated the following committees, all of which consisted entirely of outside directors: Audit; Environmental, Health, Safety and Quality; Governance and Nominating; and Compensation. These four committees met a total of 23 times. This included quarterly meetings of the Audit Committee to review Ashland’s quarterly financial performance, associated news releases, and Form 10-Q and Form 10-Kfilings with the U.S. Securities and Exchange Commission. Ashland’s Chief Executive Officer (CEO) and Chief Financial Officer have each submitted certifications concerning the accuracy of financial and other information in Ashland’s annual report on Form 10-K, as required by Section 302(a) of the Sarbanes-Oxley Act of 2002. The certifications are filed as exhibits to Ashland’s 2018 annual report on Form 10-K. In addition, the NYSE requires that the CEO of listed companies annually certify that he or she is not aware of any violation by the company of NYSE corporate governance listing standards. Ashland’s Chairman and CEO, William A. Wulfsohn, certified Ashland’s compliance with the NYSE corporate governance listing standards on February 15, 2018.
* This Annual Report includes certain non-GAAP measures. Such measurements are not prepared in accordance with U.S. GAAP and should not be construed as an alternative to reported results determined in accordance with U.S. GAAP. Management believes the use of such non-GAAP measures assists investors in understanding the ongoing operating performance of the company and its segments. The non-GAAP information provided may not be consistent with the methodologies used by other companies. All non–GAAP amounts have been reconciled with reported U.S. GAAP results. which are included in the “Management’s Discussion and Analysis of Financial Condition and Results of Operations” section of this Annual Report. Although Ashland provides forward-looking guidance for adjusted EBITDA. free cash flow and adjusted earnings per share. Ashland is not reaffirming or providing forward-looking guidance for U.S. GAAP-reported financial measures or a reconciliation of forward-looking non-GAAP financial measures to the most directly comparable U.S. GAAP measure because it is unable to predict with reasonable certainty the ultimate outcome of certain significant items that affect these metrics such as domestic and international economic. political. legislative. regulatory and legal actions. In addition. certain economic conditions, such as recessionary trends, inflation, interest and monetary exchange rates. government fiscal policies and changes in the prices of certain key raw materials. can have a significant effect on operations and are difficult to predict with certainty.
Forward-Looking Statements: This Annual Report includes forward-looking statements. as described in the enclosed Form 10-K.

Shareholder information

CORPORATE HEADQUARTERS

Ashland Global Holdings Inc.
50 East RiverCenter Boulevard
Covington, KY 41011
Tel +1 859 815 3333

FINANCIAL INFORMATION

Ashland's annual reports on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K and any amendments to those reports, as well as any beneficial ownership reports of officers and directors filed electronically on Forms 3, 4 and 5, are available at ashland.com.

Paper copies also are available upon request and at no charge. Requests for these and other stockholder and security analyst inquiries should be directed to:

Seth A. Mrozek
Director, Investor Relations
Ashland
Covington, KY 41011
Tel +1 859 815 3527
E: samrozek@ashland.com

TICKER SYMBOL: ASH

Fiscal 2018 closing stock prices per common share:

High:	$86.11	08/09/18
Low:	$65.08	11/09/17
Year-end:	$83.86	09/30/18

ANNUAL MEETING

Notice of the annual meeting and availability of proxy materials is mailed to shareholders in December, along with instructions for viewing proxy materials online. Stockholders may also request printed copies of the proxy statement and annual report by following the instructions included in the Notice.

STOCK INFORMATION

Ashland Global Holdings Inc. is incorporated under the laws of Delaware. Ashland common stock is listed on the New York Stock Exchange and also has trading privileges on NASDAQ.

Questions regarding shareholder accounts, dividends or the dividend reinvestment plan should be directed to Ashland's transfer agent and registrar:

EQ Shareowner Services
1110 Centre Point Curve, Suite 101
Mendota Heights, MN 55120

Mailing Address:
EQ Shareowner Services
P.O. Box 64874
St. Paul, MN 55164
Tel +1 855 598 5486 toll-free (U.S.)
+1 651 450 4064 (non-U.S.)
www.shareowneronline.com

DIVIDENDS

Ashland's current quarterly cash dividend is 25 cents per share. Ashland's historical practice has been to pay dividends on the 15th day of March, June, September and December if declared by the board of directors. Ashland's board of directors has declared a dividend every quarter since December 1936.

Ashland offers electronic deposit of dividend checks. For more information, please contact EQ Shareowner Services at
+1 855 598 5486
+1 651 450 4064 (outside the U.S.)

INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Ernst & Young LLP
312 Walnut St.
Suite 1900
Cincinnati, Ohio 45202

MEDIA INQUIRIES

Gary L. Rhodes
Director, Corporate Communications
Tel +1 859 815 3047
E: mediarelations@ashland.com

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